United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A. CNPJ/MF no 42.157.511/0001 -61 A Publicly Listed Company

MINUTES OF AN EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

Place, date and time:

At 2:00 pm, on March 25, 2009, in the boardroom at the company’s head office, located at Rodovia Aracruz/Barra do Riacho, km 25, (plant), in the municipality of Aracruz - ES.

Invitation:

By means of announcements published on March 10th, 11th and 12th of 2009, in the “Diário Oficial do Estado do Espírito Santo” (pages 10, 9 and 9, respectively), the “Gazeta Mercantil” business journal (pages B8, B10 and B9, respectively) and the “A Gazeta” daily newspaper (pages 12, 19 and 16, respectively), copies of which are available for the examination of those interested, thus dispensing with the need to read or transcribe the same.

Quorum:

Present at the meeting were stockholders representing the majority of the company’s voting capital, as confirmed by the signatures in the Stockholder Attendance Register. This quorum is sufficient only to discuss and vote the items not related to the alteration of the By-Laws, as set fort in Sections 135 and 125 of Law nr. 6,404/76.

Chair:

In the absence of the Chairman of the Board, Mr. Raul Calfat, under the provisions of Article 15, paragraph 3 and Article 19, clause nº 1, of the company’s by-laws, the chair was assumed by Mr. Carlos Augusto Lira Aguiar, 1st Vice-Chairman of the Board of Directors and CEO, who called upon me, Anselmo Farias de Oliveira, representative to the shareholder Aracrpar S,A., to act as Secretary.

Decisions:

1. Alteration of the By-Laws

Due to the absence of the quorum required by Section 135 of Law nr. 6,404/76, the item related to the alteration of the By-Laws will not be discussed and voted.

2. Election of Two New Members to complete the company’s Fiscal Council, Serving Out the Remaining Mandates of the Members they are Replacing

Due to the resignation of titular Board members, Messrs. Wagner Braz and Fernando Octavio Martins Alves, of the Company’s Fiscal Council, Messrs. Paulo Sérgio Ávila, Brazilian, married, accountant, bearer of Identity Card nr 39859300 SSP-PR, CPF nr 726.465.519 -91 and professional enrollment CRC/PR nº 039046/O-7, domiciled at Rodovia Curitiba/Rio Branco do Sul, nº 1.303, Curitiba - PR, and Luiz Aparecido Caruso Neto, Brazilian, married, business administrator, bearer of Identity Card nr. 12682626 SSP-SP, CPF nr 022.667.778 -82 and professional enrollment CRA/SP nr. MS 45855, domiciled at Rodovia Curitiba/Rio Branco do Sul, nº 1.303, Curitiba - PR have been chosen to replace them and serve out their remaining mandates, and they shall be entitled to the same remuneration granted to those members they are replacing. Mr Ubaldo Evangelista Neto, who had been elected by the holders of preferred shares, remains in the regular exercise of his mandate.

3. Election of new Members – Titular and Substitute – to the Board of Directors, under the Terms of the main clause of Article 150 of Law nº 6,404/76 and of Article 18 of Aracruz’s By-Laws.

With the termination, on this date, of the mandates of Board members who were appointed in board meetings held on December 23, 2008 and March 6, 2009, and pursuant to the provisions of the main clause of article 18 of the By-Laws and of article 150 of Law nº 6,404/76, the following have been elected as titular members to fill the vacant posts in the company’s Board of Directors: Messrs. GILBERTO LARA NOGUEIRA, Brazilian, married, engineer, bearer of identity card (RG) n° 3.862.728 -SP/SP and Ministry of Finance Social Security (CPF/MF) n° 386.364.768 -87, domiciled in the city of São Paulo - SP, at Rua Amauri n° 255 – 13th floor – Itaim Bibi; JOÃO CARVALHO DE MIRANDA, Brazilian, married, economist, bearer of identity card (RG) nº 52238193, issued by the IFP/RJ, and Ministry of Finance Social Security (CPF/MF) nº 772.120.887 -49, domiciled in the city of São Paulo, at Rua Amauri n° 255 – 13th floor – Itaim Bibi; PAULO HENRIQUE DE OLIVEIRA SANTOS, Brazilian, married, engineer, bearer of identity card (RG) nº 7.746.455 -2, issued by the SSP/SP, and Ministry of Finance Social Security (CPF/MF) nº 034.880.428 -80, domiciled in the city of São paulo, at Rua Jerônimo da Veiga nº 384, 12th floor; WANG WEI CHANG, naturalized Brazilian, married, engineer, bearer of identity card nº 3.730.889 -0-RNE and Ministry of Finance Social Security (CPF/MF) nº 534.698.608 -15, domiciled in the city of São Paulo, at Rua Amauri no 255 – 13th floor – Itaim Bibi; and FABIO FARIA, Brazilian, married, business administrator, bearer of identity card (RG) nº 7.955.934 and Ministry of Finance Social Security (CPF) nº 013.787.008 -64, domiciled at Rua Amauri no 255 – 13th floor – Itaim Bibi, CEP 01448-000 – São Paulo, SP. The board members hereby elected shall exercise their mandates until the investiture of those elected at the Ordinary General Meeting of the stockholders held to consider the financial statements for the financial year ending on December 31, 2009, and shall be entitled to the same remuneration granted to the other members of the Board of Directors.

Closure:

The decisions have been approved by the majority of the stockholders present, with the abstention of stockholder Newark Financial Inc.. There being no further matters to discuss, the meeting was closed with the drafting of these minutes, signed by all those present.

Aracruz, March 25, 2009.

Carlos Augusto Lira Aguiar Chairman of the Meeting

Anselmo Farias de Oliveira Secretary

ARAPAR S.A. Anselmo Farias de Oliveira

SÃO TEÓFILO REPRESENTAÇÃO E PARTICIPAÇÕES S.A.

Anselmo Farias de Oliveira

NEWARK FINANCIAL INC. Edmilson Cavalheri Nunes

Ishares MSCI Brazil (Free) Index Fund

Vanguard Total International Stock Index Fund, A Series of VGD Star Fds Barclays Global Investors, N.A.

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JPMorgan Internationsl Equity Index Fund

Dr. George Washington Tenório Marcelino

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer